Exhibit 99.5

The Board of Directors recommends a vote FOR Resolutions 1 through 10. 2026 Annual General Meeting — Baozun Inc. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q PLEASE SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q BAOZUN INC. 1UPX Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Res. 1 For Against Abstain Res. 2(a)(i) Res. 2(a)(ii) Res. 2(a)(iii) Res. 2(b) Res. 3 For Against Abstain Res. 4 Res. 9 Res. 5 Res. 10 Res. 6 Res. 7 Res. 8 For Against Abstain Change of Address — Please print new address below. BAOZUN INC. - 690864 - COMMON MMMMMMMMMMMM MMMMMMMMM ###### 000001MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext JPM MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM Computershare Baozun Inc Project: ea0268015-110 Date: May 14, 2026 11:57 pm Draft #2 Computershare Baozun Inc Draft: #2 Project: ea0268015-110

Proxy Form — Baozun Inc. BAOZUN INC. Agenda ORDINARY RESOLUTIONS* 1. To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2025 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report. 2. (a) To re-elect the following retiring Directors: (i) Mr. Yiu Pong Chan as an independent Director. (ii) Mr. Steve Hsien-Chieng Hsia as an independent Director. (iii) Mr. Benjamin Changqing Ye as an independent Director. (b) To authorize the board of Directors (the “Board”) to fix the Directors’ fees. 3. To re-appoint KPMG as auditor of the Company and authorize the Board to fix its remuneration. 4. To give a general mandate to the Directors to allot, issue and deal with additional Class A ordinary shares or American depositary shares of the Company (the “ADSs”) and/or resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) not exceeding 20% of the number of the issued shares of the Company (excluding treasury shares) (the “Issue and Resale Mandate”). 5. To give a general mandate to the Directors to buy back Class A ordinary shares or ADSs not exceeding 10% of the number of the issued shares of the Company (excluding treasury shares). 6. To extend the Issue and Resale Mandate by the number of Class A ordinary shares or ADSs bought back by the Company. 7. To approve the grant of 1,678,320 restricted share units to Mr. Vincent Wenbin Qiu pursuant to the 2022 Plan. 8. To approve the grant of 1,110,447 restricted share units to Mr. Junhua Wu pursuant to the 2022 Plan. 9. To approve the refreshment of the existing scheme mandate limit of the 2022 Plan so that the aggregate number of Class A ordinary shares to be allotted and issued under the 2022 Plan shall not exceed 10% of the number of the issued shares of the Company (excluding treasury shares). 10. To approve the refreshment of the existing service provider sublimit under the 2022 Plan so that the aggregate number of Class A ordinary shares to be allotted and issued to service providers under the 2022 Plan shall not exceed 3% of the number of the issued shares of the Company (excluding treasury shares). * Full text of the proposed resolutions is set out in the notice of the Annual General Meeting dated May 15, 2026 JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Baozun Inc. (the “Company’’) will be held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong, on Tuesday, June 16, 2026, at 3:00 p.m. Hong Kong Time, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Proxy Form. The enclosed postage paid envelope is provided for this purpose. The Proxy Form should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolutions, as the case may be. Only the registered holders of record at the close of business on May 15, 2026 (New York Time), will be entitled to execute the attached Proxy Form. The signatory, a registered holder of ADSs representing Class A ordinary shares of the Company, of record as of the close of business on May 15, 2026 (New York Time), hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Class A ordinary shares of the Company represented by such ADSs, on the Resolutions at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. You can review and download the notice of the Meeting, the proxy statement and the proxy form at the “Investor Relations - Shareholder Meeting” section of the Company’s website at https://ir.baozun.com, website of the U.S. Securities and Exchange Commission (www.sec.gov) and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. NOTE: In order to have the aforesaid shares voted, this Proxy Form MUST be received by the Depositary before 9:00 a.m. (New York Time), June 08, 2026. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Computershare Baozun Inc Project: ea0268015-110 Date: May 14, 2026 11:57 pm Draft #2